FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-282816

DATED MAY 27, 2026

Veralto Corporation

$725,000,000 4.850% Senior Notes due 2032

May 27, 2026

This pricing term sheet supplements the preliminary prospectus supplement, dated May 27, 2026, of Veralto Corporation (the “Preliminary Prospectus Supplement”), and should be read together with the Preliminary Prospectus Supplement before making a decision in connection with an investment in the Notes. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including all other documents incorporated by reference therein. Capitalized terms not defined but otherwise used herein shall have the meanings set forth in the Preliminary Prospectus Supplement.

Issuer:	Veralto Corporation (“Veralto”)

Legal Format:	SEC registered (No. 333-282816)

Issue:	4.850% Senior Notes due 2032 (the “Notes”)

Ratings*:	Moody’s: Baa1 (Stable Outlook) S&P: BBB (Stable Outlook)

Principal Amount:	$725,000,000 in aggregate principal amount

Issue Price:	99.996% of principal amount

Record Dates:	January 1 and July 1 of each year

Trade Date:	May 27, 2026

Settlement Date:
June 1, 2026 (T+3)

It is expected that delivery of the Notes will be made against payment therefor on or about June 1, 2026, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes before the business day prior to June 1, 2026 will be required to specify alternative settlement arrangements to prevent a failed settlement.

Use of Proceeds:
Veralto estimates that the net proceeds of this offering will be approximately $720.6 million after deducting the underwriting discount. Veralto intends to use the net proceeds of this offering for general corporate purposes, which may include, without limitation and in its sole discretion, refinancing of outstanding indebtedness, working capital, capital expenditures and satisfaction of other obligations.

Maturity Date:	January 15, 2032

Coupon:	4.850%

Benchmark Treasury:	3.875% due April 30, 2031

Spread to Benchmark Treasury:	+67 basis points

Benchmark Treasury Price and Yield:	98-21; 4.179%

Yield to Maturity:	4.849%

Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing on January 15, 2027

Redemption Provisions:

Make-whole call:	At any time prior to December 15, 2031, at a discount rate of Treasury plus 15 basis points

Par Call:	On or after December 15, 2031

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. RBC Capital Markets, LLC

Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Listing:	Veralto does not intend to apply to list the Notes on any securities exchange.

CUSIP/ISIN:	92338C AP8 / US92338CAP86

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the joint-book running managers will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at +1-800-294-1322, Citigroup Global Markets Inc. at +1-800-831-9416, or J.P. Morgan Securities LLC at +1-212-834-4533.

Any disclaimer, legend or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer, legend or notice was automatically generated as a result of this communication being sent by Bloomberg or another system.